Exhibit 99.1

STEALTHGAS INC. REPORTS SECOND QUARTER AND SIX MONTHS 2024 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, September 5, 2024. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the second quarter and six months ended June 30, 2024.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	All-time record quarterly Net Income of $25.8 million for the second quarter of 2024, a 145.8% increase compared to last year’s second quarter, corresponding to a basic EPS of $0.70.

•

Revenues increased by 13.9% compared to the same period of last year to $41.8 million. Voyage and operating expenses decreased by 10% and Income from operations increased by 59.5% compared to the same period of last year.

•

Further increased period coverage. About 85% of fleet days for remainder of 2024 are secured on period charters, with total fleet employment days for all subsequent periods generating over $220 million (excl. JV vessels) in contracted revenues.

•	Continued to repay debt, making $85.3 million in debt repayments during the first six months and $21.3 million so far during the third quarter.

•	Maintaining ample cash and cash equivalents (incl. restricted cash) of $76.6 million as of June 30, 2024 enabling the Company to further reduce debt.

Second Quarter 2024 Results1:

•

Revenues for the three months ended June 30, 2024 amounted to $41.8 million compared to revenues of $36.7 million for the three months ended June 30, 2023, based on an average of 27.0 vessels and 30.5 vessels owned by the Company, respectively, as the vessels remaining in the fleet earned higher revenues due to better market conditions.

•

Voyage expenses and vessels’ operating expenses for the three months ended June 30, 2024 were $2.7 million and $12.5 million, respectively, compared to $3.5 million and $13.4 million, respectively, for the three months ended June 30, 2023. The $0.8 million decrease in voyage expenses was the result of lower spot days, while the $0.9 million, or 6.7%, decrease in vessels’ operating expenses was mainly due to the decrease in the average number of owned vessels in our fleet.

•

Drydocking costs for the three months ended June 30, 2024 and 2023 were $0.6 million and $1.5 million, respectively. Drydocking expenses during the second quarter of 2024 mainly relate to the completed drydocking of one vessel, while the drydocking of one vessel was still in progress, compared to the completed drydocking of two of the larger handysize vessels in the fleet in the same period of last year.

•

General and administrative expenses for the three months ended June 30, 2024 and 2023 were $2.4 million and $1.2 million, respectively. The change is mainly attributed to the increase in stock-based compensation expense.

•

Depreciation for the three months ended June 30, 2024 and 2023 was $6.5 million and $6.0 million, respectively, a $0.5 million increase despite the decrease in average vessels owned by the Company, as the Company partly replaced some of the older vessels with newer and bigger ones which have a higher cost.

•

Impairment loss for the three months ended June 30, 2024 was nil compared to $2.8 million for the same period of last year, which related to two vessels for which the Company had entered into separate agreements to sell them to third parties.

Gain on sale of vessels for the three months ended June 30, 2024 was nil compared to $2.9 million for the same period last year, which was primarily due to the sale of two of the Company’s vessels.

•

Interest and finance costs for the three months ended June 30, 2024 and 2023, were $2.7 million and $2.5 million, respectively. The $0.2 million increase from the same period of last year is mostly due to the reduction of income from closing of interest rate swap positions as a result of debt prepayments and due to the increase in variable interest rates.

•

Equity earnings in joint ventures for the three months ended June 30, 2024 and 2023 was a gain of $11.5 million and $1.7 million, respectively. The $9.8 million increase was mainly due to the gain derived from the sale of one vessel owned by one of our joint ventures.

•

As a result of the above, for the three months ended June 30, 2024, the Company reported net income of $25.8 million, compared to net income of $10.5 million for the three months ended June 30, 2023. The weighted average number of shares outstanding, basic, for the three months ended June 30, 2024 and 2023 was 35.2 million and 38.1 million, respectively.

•	Earnings per share, basic and diluted, for the three months ended June 30, 2024 amounted to $0.70 compared to earnings per share of $0.27 for the same period of last year.

•

Adjusted net income was $27.5 million corresponding to an Adjusted EPS, basic, of $0.75 for the three months ended June 30, 2024 compared to Adjusted net income of $10.7 million corresponding to an Adjusted EPS of $0.28 for the same period of last year.

•	EBITDA for the three months ended June 30, 2024 amounted to $34.1 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 27.0 vessels were owned by the Company during the three months ended June 30, 2024 compared to 30.5 vessels for the same period of 2023.

Six Months 2024 Results:

•

Revenues for the six months ended June 30, 2024, amounted to $83.4 million, an increase of $8.7 million, or 11.6%, compared to revenues of $74.7 million for the six months ended June 30, 2023, based on an average of 27.0 vessels and 31.4 vessels owned by the Company, respectively, as the vessels remaining in the fleet earned higher revenues due to better market conditions.

•

Voyage expenses and vessels’ operating expenses for the six months ended June 30, 2024 were $5.5 million and $24.0 million, respectively, compared to $7.5 million and $27.9 million for the six months ended June 30, 2023. The $2.0 million decrease in voyage expenses was mainly due to the decrease in spot days, while the $3.9 million decrease in vessels’ operating expenses was mainly due to the decrease in the average number of owned vessels in our fleet.

•

Drydocking costs for the six months ended June 30, 2024 and 2023 were $0.6 million and $2.6 million, respectively. The costs for the six months ended June 30, 2024 mainly related to the completed drydocking of one vessel while one vessel was still in progress, while the costs for the same period of last year mainly related to the completed drydocking of three of the larger handysize of vessels.

•

General and administrative expenses for the six months ended June 30, 2024 and 2023 were $4.6 million and $2.0 million, respectively. The change is mainly attributed to the increase in stock-based compensation expense.

•

Depreciation for the six months ended June 30, 2024, was $13.0 million, a $0.4 million increase from $12.6 million for the same period of last year, as the Company partly replaced some of the older vessels with newer and bigger ones which have a higher cost.

•

Impairment loss for the six months ended June 30, 2024 and 2023 were nil and $2.8 million relating to two vessels, for which the Company had entered into separate agreements to sell them to third parties.

•

Gain on sale of vessels for the six months ended June 30, 2024 was $0.04 million compared to $2.9 million for the same period last year. The decrease is attributed to the higher gain from the sale of two vessels during the six months ended June 30, 2023 compared to the gain from the sale of two vessels during the six months ended June 30, 2024 which had been classified as held for sale as of December 31, 2023.

•

Interest and finance costs for the six months ended June 30, 2024 and 2023 were $5.9 million and $5.1 million respectively. The $0.8 million, or 15.7%, increase from the same period of last year is mostly due to the reduction of income from closing of interest rate swap positions as a result of debt prepayments and due to the increase in variable interest rates.

•

Equity earnings in joint ventures for the six months ended June 30, 2024 and 2023 was a gain of $14.1 million and a gain of $10.5 million, respectively. The $3.6 million increase from the same period of last year is mainly due to a profitable sale of one of the Medium Gas carriers owned by one of our joint ventures.

•

As a result of the above, the Company reported a net income for the six months ended June 30, 2024 of $43.5 million, compared to a net income of $27.3 million for the six months ended June 30, 2023. The weighted average number of shares outstanding, basic, for the six months ended June 30, 2024 and 2023 was 35.2 million and 38.1 million, respectively. Earnings per share, basic and diluted, for the six months ended June 30, 2024 amounted to $1.20 and $1.19, respectively, compared to earnings per share, basic and diluted, of $0.71 and $0.71, respectively, for the same period of last year.

•

Adjusted net income was $46.7 million, corresponding to an Adjusted EPS, basic, of $1.28 per share, for the six months ended June 30, 2024 compared to adjusted net income of $28.0 million, or $0.73 per share, for the same period of last year.

•	EBITDA for the six months ended June 30, 2024 amounted to $60.7 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 27.0 vessels were owned by the Company during the six months ended June 30, 2024, compared to 31.4 vessels for the same period of 2023.

•	As of June 30, 2024, cash and cash equivalents (including restricted cash) amounted to $76.6 million and total debt amounted to $107.6 million.

[1]

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements (of three or more months duration):

•	A three years time charter extension for its 2024 built LPG carrier Eco Oracle, until Jan 2028.

•	A three years time charter extension for its 2006 built LPG carrier Gas Alice, until Jul 2027.

•	A two years time charter extension for its 2014 built LPG carrier Eco Invictus, until Oct 2026.

•	A two years time charter for its 2011 built LPG carrier Gas Cerberus, until Dec 2026.

•	A two years time charter for its 2011 built LPG carrier Gas Elixir, until Oct 2026.

•	A twelve months time charter extension for its 2021 built LPG carrier Eco Blizzard, until Oct 2025.

•	A twelve months time charter extension for its 2015 built LPG carrier Eco Royalty, until Aug 2025.

•	A three months time charter extension for its 2020 built LPG carrier Eco Alice, until Sep 2024 and subsequently a four months time charter until Jan 2025.

As of September 2024, the Company has total contracted revenues of approximately $220 million.

For the remainder of the year 2024 the Company has circa 85% of fleet days secured under period contracts and 55% for the year 2025.

The previously announced sale of the joint venture vessel Eco Ethereal was concluded in late April 2024 and the Company received a $24 million interim distribution from the joint venture.

CEO Harry Vafias Commented

Today we announce yet another record breaking quarter. Profits that were more than double compared to last year of $25.8 million for the second quarter of 2024 are an all time high for our company in the 20 years since its inception. While we managed to contain our operating costs we took full advantage of a strong chartering market fixing vessels at higher rates during that and previous quarters whose benefits we are enjoying now. The bottom line was furthered bolstered by the return from our investments related to the sale of a vessel by one of our joint ventures. We continue with the strategy of debt reduction and in the current quarter we have so far repaid over $21 million of debt and now have 24 unencumbered vessels, the vast majority of the fleet, and a net debt ratio below 5%. Market sentiment continues to be bullish and as we leave the seasonally weaker third quarter and enter into the winter months we are starting to see a strengthening in the market and, as a positive sign, interest from charterers to fix for longer than one year periods. As such we have recently fixed a number of longer charters that we announced today, bringing the contract coverage to 55% for next year, while all of our 27 fully owned vessels are currently fixed under period charters.

Conference Call details:

On September 5, 2024 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

Online Registration: https://register.vevent.com/register/BI25c34f509b4240f9bdb0dfde53c8fd42

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. has a fleet of 32 LPG carriers, including five Joint Venture vessels in the water. These LPG vessels have a total capacity of 354,188 cubic meters (cbm). StealthGas Inc.’s shares are listed on the Nasdaq Global Select Market and trade under the symbol “GASS.”

Visit our website at www.stealthgas.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflict in Israel and Gaza, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Konstantinos Sistovaris

Investor Relations

STEALTHGAS INC.

00-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended June 30, 2023 and June 30, 2024.

FLEET DATA	Q2 2023	Q2 2024	6M 2023	6M 2024
Average number of vessels (1)	30.5	27.0	31.4	27.0
Period end number of owned vessels in fleet	29	27	29	27
Total calendar days for fleet (2)	2,774	2,457	5,677	4,918
Total voyage days for fleet (3)	2,725	2,411	5,596	4,850
Fleet utilization (4)	98.2%	98.1%	98.6%	98.6%
Total charter days for fleet (5)	2,361	2,173	4,986	4,405
Total spot market days for fleet (6)	364	238	610	445
Fleet operational utilization (7)	95.6%	96.3%	96.4%	97.0%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before loss/gain on derivatives excluding swap interest paid/received, impairment loss, net gain/loss on sale of vessels and share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, impairment loss, net gain/loss on sale of vessels, share based compensation and loss/gain on derivatives.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Second Quarter Ended June 30th,		Six Months Periods Ended June 30th,
	2023	2024	2023	2024
Net Income - Adjusted Net Income
Net income	10,490,976	25,788,509	27,307,167	43,518,225
Less gain on derivatives	(358,422)	—	(296,108)	(99,286)
Plus swap interest received	195,969	—	389,287	208,127
Less gain on sale of vessels, net	(2,949,339)	—	(2,925,985)	(46,384)
Plus impairment loss	2,759,554	—	2,816,873	—
Plus share based compensation	552,932	1,758,054	728,501	3,103,463
Adjusted Net Income	10,691,670	27,546,563	28,019,735	46,684,145

Net income - EBITDA
Net income	10,490,976	25,788,509	27,307,167	43,518,225
Plus interest and finance costs	2,508,108	2,684,548	5,130,794	5,853,609
Less interest income	(884,209)	(914,817)	(1,925,153)	(1,668,213)
Plus depreciation	6,013,651	6,493,048	12,592,017	12,985,424
EBITDA	18,128,526	34,051,288	43,104,825	60,689,045

Net income - Adjusted EBITDA
Net income	10,490,976	25,788,509	27,307,167	43,518,225
Less gain on derivatives	(358,422)	—	(296,108)	(99,286)
Less gain on sale of vessels, net	(2,949,339)	—	(2,925,985)	(46,384)
Plus impairment loss	2,759,554	—	2,816,873	—
Plus share based compensation	552,932	1,758,054	728,501	3,103,463
Plus interest and finance costs	2,508,108	2,684,548	5,130,794	5,853,609
Less interest income	(884,209)	(914,817)	(1,925,153)	(1,668,213)
Plus depreciation	6,013,651	6,493,048	12,592,017	12,985,424
Adjusted EBITDA	18,133,251	35,809,342	43,428,106	63,646,838

EPS - Adjusted EPS
Net income	10,490,976	25,788,509	27,307,167	43,518,225
Adjusted net income	10,691,670	27,546,563	28,019,735	46,684,145
Weighted average number of shares, basic	38,096,414	35,241,126	38,063,544	35,180,313
EPS - Basic	0.27	0.70	0.71	1.20
Adjusted EPS - Basic	0.28	0.75	0.73	1.28

StealthGas Inc.

Unaudited Condensed Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended June 30,		Six Month Periods Ended June 30,
	2023	2024	2023	2024
Revenues
Revenues	36,672,505	41,786,154	74,734,675	83,350,062
Expenses
Voyage expenses	3,081,142	2,148,758	6,599,833	4,493,958
Voyage expenses - related party	453,270	514,624	926,952	1,027,871
Vessels’ operating expenses	13,124,829	12,262,936	27,413,610	23,498,295
Vessels’ operating expenses - related party	246,500	212,002	504,000	453,502
Drydocking costs	1,461,559	575,535	2,551,601	575,535
Management fees - related party	1,176,881	1,051,962	2,411,001	2,105,681
General and administrative expenses	1,211,471	2,427,411	2,020,400	4,641,264
Depreciation	6,013,651	6,493,048	12,592,017	12,985,424
Impairment loss	2,759,554	—	2,816,873	—
Net gain on sale of vessels	(2,949,339)	—	(2,925,985)	(46,384)

Total expenses	26,579,518	25,686,276	54,910,302	49,735,146

Income from operations	10,092,987	16,099,878	19,824,373	33,614,916

Other (expenses)/income
Interest and finance costs	(2,508,108)	(2,684,548)	(5,130,794)	(5,853,609)
Gain on derivatives	358,422	—	296,108	99,286
Interest income	884,209	914,817	1,925,153	1,668,213
Foreign exchange loss	(28,673)	(13,727)	(132,999)	(62,771)

Other expenses, net	(1,294,150)	(1,783,458)	(3,042,532)	(4,148,881)

Income before equity in earnings of investees	8,798,837	14,316,420	16,781,841	29,466,035
Equity earnings in joint ventures	1,692,139	11,472,089	10,525,326	14,052,190

Net Income	10,490,976	25,788,509	27,307,167	43,518,225

Earnings per share
- Basic	0.27	0.70	0.71	1.20

- Diluted	0.27	0.70	0.71	1.19

Weighted average number of shares
- Basic	38,096,414	35,241,126	38,063,544	35,180,313

- Diluted	38,114,257	35,355,879	38,072,466	35,318,308

StealthGas Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2023	June 30, 2024
Assets
Current assets
Cash and cash equivalents	77,202,843	71,375,229
Trade and other receivables	4,506,741	4,540,268
Other current assets	130,589	26,951
Claims receivable	55,475	55,475
Inventories	1,979,683	2,214,758
Advances and prepayments	1,409,418	2,303,243
Restricted cash	659,137	—
Assets held for sale	34,879,925	—

Total current assets	120,823,811	80,515,924

Non current assets
Advances for vessel acquisitions	23,414,570	—
Operating lease right-of-use assets	99,379	49,909
Vessels, net	504,295,083	611,313,831
Other receivables	48,040	112,638
Restricted cash	5,893,721	5,274,067
Investments in joint ventures	39,671,603	29,753,793
Deferred finance charges	1,105,790	—
Fair value of derivatives	1,858,677	732,550

Total non current assets	576,386,863	647,236,788

Total assets	697,210,674	727,752,712

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	955,567	2,019,249
Trade accounts payable	9,953,137	9,866,735
Accrued liabilities	5,681,144	5,832,950
Operating lease liabilities	71,173	49,909
Deferred income	5,386,126	5,708,485
Current portion of long-term debt	16,624,473	8,750,157

Total current liabilities	38,671,620	32,227,485

Non current liabilities
Operating lease liabilities	28,206	—
Deferred income	1,928,712	339,903
Long-term debt	106,918,176	98,880,886

Total non current liabilities	108,875,094	99,220,789

Total liabilities	147,546,713	131,448,274

Commitments and contingencies
Stockholders’ equity
Capital stock	453,434	459,937
Treasury stock	(44,453,836)	(44,792,012)
Additional paid-in capital	446,938,868	450,392,079
Retained earnings	145,993,681	189,511,906
Accumulated other comprehensive income	731,814	732,528

Total stockholders’ equity	549,663,961	596,304,438

Total liabilities and stockholders’ equity	697,210,674	727,752,712

StealthGas Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Six Month Periods Ended June 30,
	2023	2024
Cash flows from operating activities
Net income for the period	27,307,167	43,518,225
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	12,592,017	12,985,424
Amortization of deferred finance charges	1,138,934	563,469
Non-cash lease expense	52,226	49,470
Share based compensation	728,501	3,103,463
Change in fair value of derivatives	312,149	108,841
Proceeds from disposal of interest rate swaps	—	1,018,000
Equity earnings in joint ventures	(10,525,326)	(14,052,190)
Dividends received from joint ventures	14,589,215	21,930,000
Impairment loss	2,816,873	—
Gain on sale of vessels	(2,925,985)	(46,384)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	350,185	(98,125)
Other current assets	92,444	103,638
Inventories	1,073,527	11,653
Changes in operating lease liabilities	(52,226)	(49,470)
Advances and prepayments	(1,531,095)	(893,825)
Increase/(decrease) in
Balances with related parties	3,461,488	1,077,234
Trade accounts payable	(248,382)	(263,880)
Accrued liabilities	(1,271,144)	151,806
Deferred income	(1,207,151)	(1,266,451)

Net cash provided by operating activities	46,753,417	67,950,898

Cash flows from investing activities
Insurance proceeds	126,666	—
Proceeds from sale of vessels, net	47,187,215	34,679,584
Acquisition and improvements of vessels	(71,729)	(96,412,124)
Maturity of short term investments	26,500,000	—
Return of investments from joint ventures	4,688,785	2,040,000
Advances to joint ventures	—	(1,705)

Net cash provided by/(used in) investing activities	78,430,937	(59,694,245)

Cash flows from financing activities
Proceeds from exercise of stock options	—	356,250
Stock repurchase	(638,975)	(338,176)
Deferred finance charges paid	(775,833)	(22,167)
Advances from/(to) joint ventures	2,598	(11,848)
Loan repayments	(137,753,317)	(85,347,117)
Proceeds from long-term debt	—	70,000,000

Net cash used in financing activities	(139,165,527)	(15,363,058)

Net decrease in cash, cash equivalents and restricted cash	(13,981,173)	(7,106,405)
Cash, cash equivalents and restricted cash at beginning of period	69,154,944	83,755,701

Cash, cash equivalents and restricted cash at end of period	55,173,771	76,649,296

Cash breakdown
Cash and cash equivalents	48,105,094	71,375,229
Restricted cash, current	866,942	—
Restricted cash, non current	6,201,735	5,274,067

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	55,173,771	76,649,296